Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	February 22, 2024

Eldorado Gold Reports 2023 Year-End and Fourth Quarter
Financial and Operational Results; Achieves Annual Guidance;
Provides Skouries Update

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the fourth quarter and year ended December 31, 2023. For further information please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis (“MD&A”) filed on SEDAR+ at www.sedarplus.com under the Company’s profile.
Q4 2023 and Full-Year Summary
Operations
•Gold production: 143,166 ounces in Q4 2023 reflecting continued improvements across the portfolio. Full year production of 485,139 ounces in 2023 was at the midpoint of the tightened guidance range and an increase of 7% from 2022 production of 453,916 ounces, driven by operational upgrades at Kisladag and increased productivity at Olympias.
•Gold sales: 144,827 ounces in Q4 2023 at an average realized gold price per ounce sold(1) of $1,999, and 483,978 ounces in 2023 at an average realized gold price per ounce sold of $1,944.
•Production costs: $137.6 million in Q4 2023, and $478.9 million in 2023, compared to $122.2 million in Q4 2022, and $459.6 million in 2022. The increases are due to higher volumes of production and sales, as well as higher royalty expense.
•Cash operating costs(1): $716 per ounce sold in Q4 2023 and $743 per ounce sold in 2023, within the lowered guidance range, and a decrease from $741 per ounce sold in Q4 2022 and $788 per ounce sold in 2022. The decrease in both periods was primarily due to higher production and slightly lower unit costs for key consumables, including energy and fuel.
•All-in sustaining costs(1) ("AISC"): $1,207 per ounce sold in Q4 2023 and $1,220 per ounce sold in 2023, within the tightened guidance range for the year, and lower than $1,246 per ounce sold in Q4 2022 and $1,276 per ounce sold in 2022. Decreases in both periods primarily reflect the decrease in cash operating costs per ounce sold, partially offset by higher royalties due to higher metal prices. The decrease in the year was also due to lower sustaining capital expenditures.
•Total capital expenditures: $128.6 million in Q4 2023, and $401.9 million in 2023, including $52.5 million and $153.8 million of growth capital(1) invested at our Skouries project in the respective periods. Growth capital at the operating mines of $121.1 million in 2023 was primarily focused at Kisladag, including waste stripping to support mine life extension, construction of the first phase of the North Heap Leach Pad ("NHLP"), and upgraded higher-capacity conveyors. Sustaining capital at operating mines(1) totaled $121.8 million in 2023, including $72.7 million at Lamaque primarily related to underground development, equipment rebuilds, and expansion of the tailings management facility.

1 These financial measures or ratios are non-IFRS financial measures and ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in Eldorado's December 31, 2023 MD&A.

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Financial
•Revenue: $306.9 million in Q4 2023 an increase of 25% from revenue of $246.2 million in Q4 2022, and $1,008.5 million in 2023, an increase of 16% from revenue of $872.0 million in 2022, both due to higher average realized gold prices and higher volumes sold.
•Net cash generated from operating activities of continuing operations: $159.6 million in Q4 2023, an increase from $96.2 million in Q4 2022, and $382.9 million in 2023, an increase from $211.2 million in 2022. Increases in both periods were due to higher revenue, lower unit operating costs, lower income taxes paid, and lower mine standby costs.
•Cash flow from operating activities, before changes in working capital(2): $138.0 million in Q4 2023, an increase from $85.2 million in Q4 2022 and $411.2 million in 2023, an increase from $239.5 million in 2022. Increases in both periods were primarily due to higher net cash generated from operating activities.
•Cash, cash equivalents and term deposits: $541.6 million as at December 31, 2023, up from $314.7 million as at December 31, 2022.
•Net earnings (loss) attributable to shareholders from continuing operations: $91.8 million in Q4 2023, an increase from $41.9 million in Q4 2022, and $106.2 million in 2023, an increase from net loss of $49.2 million in 2022. Increases in both periods were primarily due to higher revenue, and lower mine standby costs, write-downs of assets, and income taxes.
•Adjusted net earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")(2): $147.2 million in Q4 2023, an increase from $97.1 million in Q4 2022, and $463.3 million in 2023, an increase from $321.5 million in 2022. These increases were driven by higher net earnings, combined with the reversal of unrealized losses on derivative instruments of $24.6 million in Q4 2023 and $9.6 million in 2023, among other adjustments.
•Adjusted net earnings(2): $49.3 million or $0.24 per share in Q4 2023, an increase from $25.8 million or $0.14 per share in Q4 2022, and $110.7 million or $0.57 per share in 2023, an increase from $10.1 million or $0.05 per share in 2022. Adjusted net earnings in Q4 2023 removes a $59.4 million gain on deferred income taxes due to the Turkiye hyperinflationary tax basis adjustment and added back a $24.6 million loss on derivative instruments, among other adjustments. Adjusted net earnings in 2023 removes a $59.4 million gain on deferred income taxes due to the Turkiye hyperinflationary tax basis adjustment and added back a one-time deferred tax expense adjustment of $22.6 million related to a retroactive income tax rate increase from 20% to 25% in Turkiye as well as a $29.3 million loss on foreign exchange translation of deferred tax balances, among other things.
•Free cash flow(2): $29.3 million in Q4 2023, and negative $47.2 million in 2023 due to significant investment in growth capital. Free cash flow excluding capital expenditures at Skouries(2) was $82.0 million in Q4 2023 and $112.6 million in 2023.
•Project Term Facility Drawdowns: Drawdowns on the Skouries Term Facility as of December 31, 2023 totaled €153.2 million.
“Eldorado finished 2023 with its strongest quarter of production, delivering 143,166 ounces of gold,” said George Burns, President and CEO of Eldorado Gold. “Across our four operating mines we produced 485,139 ounces of gold at an all-in sustaining cost of $1,220 per ounce, within our guidance range. This was an important year as we delivered 7% production growth, a 6% lower cash cost per ounce and a 4% lower AISC per ounce compared to 2022. We achieved this in a challenging inflationary environment and successfully delivered key initiatives across our operations. Kisladag successfully commissioned the new agglomeration drum and North Heap Leach Pad; Olympias started up its ventilation system and bulk emulsion explosives; Lamaque converted a portion of the Ormaque inferred resources into indicated in preparation for an initial reserve later in 2024. By completing these critical activities we have set up our operations for success to deliver consistent, sustainable results through continued execution.”

2 These financial measures or ratios are non-IFRS financial measures and ratios. Certain additional disclosures for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in Eldorado's December 31, 2023 MD&A.

2

“In 2023, following the closing of the €680 million project financing facility with two Greek Banks we advanced into full construction on our transformational Skouries project in Greece. In addition, we completed a C$81.5 million strategic investment in Eldorado with the European Bank for Reconstruction and Development. As we advanced on finalizing key contracts in 2023, we remained within the original capital cost estimate from the December 2021 feasibility study. More recent and pending contracts incorporate labor rates and labor hours established through a diligent tendering process that are higher than the feasibility study. This has positioned us to provide an update to the overall capital cost estimate which has increased by 9% to $920 million from $845 million. With the project financing in place and a robust balance sheet we remain fully funded to complete the construction of Skouries. We look forward to bringing online this world class copper-gold asset that will deliver an additional 40% of high-quality gold production growth for our company by 2027”
“I would like to thank our global team for all their contributions during the year. We are well positioned for a strong 2024 and beyond as we continue to benefit from our efforts over the past several years to optimize our asset portfolio. With a solid balance sheet we are well funded to complete construction of Skouries and to advance on continuous improvement projects across our assets. Our focus in 2024 is on safety, productivity and driving efficiencies across our portfolio to generate free cash flow," concluded George Burns.

Skouries Highlights
Capital Estimate and Schedule
After finalizing key contracts in 2023, the capital cost estimate remained in line with the December 2021 feasibility study estimate. More recent and pending contracts incorporate labor rates and labor hours established through a diligent tendering process that are higher than the feasibility study. This has resulted in a revised capital estimate of $920 million, an increase of 9% over the original estimate of $845 million.
The time invested in diligently negotiating the key project contracts has increased execution confidence with a modest effect on the production schedule. First production of the copper-gold concentrate is now expected in the third quarter of 2025 from prior guidance of mid-2025. As such, the 2025 gold production range has been lowered to between 50,000 to 60,000 ounces from prior guidance of 80,000 to 90,000 ounces. Copper production is expected to be between 15 to 20 million pounds in 2025. A steep ramp up curve is expected over that second half of 2025 and remains on track for commercial production at the end of 2025. We are assessing our plans with the goal of increasing our 2026 gold and copper production profile at Skouries.
Between the Skouries project finance facility and our balance sheet the project remains fully funded.
Capital spend towards the original estimate of $845 million totalled $52.5 million in Q4 2023, and $153.8 million in 2023.
As at December 31, 2023:
•Overall project progress was 38% complete and 70% complete when including the first phase of construction;
•Detailed engineering was 61% complete and procurement was 82% complete;
•Project execution and ramp-up continued for major earthworks including construction of haul roads to support construction of earthworks structures;
•Mobilized contractor and commenced work on the tailings filtration infrastructure earthworks and pilings;
•Progress advanced on the foundation construction of the primary crusher; and
•Completed the upgrade of the underground power supply from 400V to 690V and the ventilation upgrade.

As the project advances in 2024 the capital spend is expected to be between $375 and $425 million.

Upcoming milestones in 2024 include:
Procurement and Engineering
•Substantial completion of procurement and engineering

Process Plant
•Commence construction of the control room and electrical room building
•Commence construction of the tailings thickeners

Tailings filter facility
•Awarding the filter facility contract
•Preassembly of the filter press plates and frames
•Completion of the structural steel

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IEWMF
•Completion of the coffer dam

Underground
•Awarding the underground development and test stoping contract
•Completion of approximately 2,200 metres of underground development
Construction Progress
Work continues to ramp up on construction for the build of major earth works structures including the haul roads, IEWMF construction, low-grade stockpile, water management, process facilities, crusher and filter buildings. In addition, work will focus on the underground development to support test stope mining in 2025. Mechanical, piping and electrical installations will also progress in all process and infrastructure areas.
On the critical path is the filter plant building which continues to advance, with the piling work having commenced. In Q2 2024 it is expected that the filter building contract will be awarded which will include the building structure, assembly of equipment within the building, including air compressors, conveyors, filter presses and other ancillary equipment, in addition to the piping and electrical work. The filter press plates arrived on site in Q1 2024 with the frames for supporting the filter press plates fabricated and expected to ship in Q2 2024. Preassembly is expected to start Q2 2024.
Work for the mill/flotation building is in progress with commissioning work on overhead cranes, installation of construction lighting and scaffolding, and the commencement of structural steel work. Mechanical, piping and electrical work for the process plant are mobilizing with work commencing in Q1 2024.
By the end of 2024 we expect to have completed the IEWMF coffer dam and significantly advanced the IEWMF earthworks, water management facilities, process plant and filter plants.
The first four Company owned Cat 745 trucks have arrived on site with the remaining 15 scheduled for delivery through the end of Q2 2024. These trucks will be used once Skouries is in operation to build the lifts that will be required on the dry stack tailings facility. During construction of the civil works these trucks will be used as part of an integrated fleet with the earthwork's construction contractor for construction of the IEWMF facilities.
Underground Development
The upgrade of the underground power supply from 400V to 690V has been completed. The ventilation upgrade is also complete, and the new contact water pumping system will be fully operational in 2024.
The first phase of underground development continues to advance the West Decline and access to the test stopes with a local contractor. The second underground development contract proposals are in the final evaluation stage and awarding of the contract is planned for Q2 2024. This contract includes the test stope work as well as additional development and services work to support the development of the underground mine. We expect to complete approximately 2,200 metres of underground development by the end of 2024.
Engineering
At December 31, 2023, engineering has been fully transitioned to Greece and was 61% complete with anticipated substantial completion in Q3 2024. Detailed engineering work continues to advance in all areas. The release of structural steel for fabrication is nearing completion and construction drawings are being issued to support the project schedule.
Procurement
At December 31, 2023, procurement was at 82% with substantial completion expected in Q2 2024. All long lead items have been procured and focus is now shifting to managing fabrication and deliveries.
Operational Readiness
Recruitment of qualified and experienced people began in 2023 and will continue through 2024 as we build workforce capability as Skouries advances towards first production. Under the direction of Louw Smith, Eldorado’s EVP, Development in Greece, we are progressing with establishing the Skouries operating team with approximately 40 personnel now on board. This includes 12 in leadership roles, 10 embedded in the construction projects teams of open pit mining, underground mining and dry stack tailings construction; and 9 in sustainability. Recruitment activities are on track with the operational workforce plan.

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Workforce
In addition to the Operational Readiness team as of December 31, 2023, there were approximately 550 personnel on site which is expected to ramp up to 1,300 during 2024.

Year in Review: Execution Focus and Delivery
•Health and Safety: The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR") was 0.42 in Q4 2023, which was consistent with the LTIFR of Q4 2022 and overall was 0.65 in 2023, a 45% improvement from the LTIFR of 1.19 in 2022. We continue to take proactive steps to improve workplace safety and to ensure a safe working environment for our employees and contractors.
•Skouries Project Financing Completed: In April 2023, Eldorado closed on a low-cost strategic €680.4 million project financing facility for the development of the Skouries project in Northern Greece. The facility is structured to provide 80% of the funding required to complete the project. Skouries is on schedule to have first production in Q3 2025 and commercial production by the end of 2025.
•Strategic Investment by EBRD: In June 2023, Eldorado closed the CDN $81.5 million strategic financing from the European Bank for Reconstruction and Development ("EBRD"). The funds are being invested in the Skouries project in Northern Greece, and are credited against the Company’s 20% equity funding commitment for the Skouries Project.
•Bought Deal: In June 2023, the Company completed a bought deal offering for gross proceeds of CDN $135.2 million ($101.1 million). Proceeds from the offering are expected to be used to fund growth initiatives across Eldorado's portfolio, as well as for general corporate and working capital purposes.
•Modified EIA Approval - Kassandra Mines: In April 2023, the modification to the Kassandra Mines Environmental Impact Assessment ("EIA") was approved by the Ministry of Environment and Energy, allowing the expansion of the Olympias processing facility to 650 ktpa and improvements to the Stratoni port.
•Gold Collar Contracts: In May 2023, Eldorado entered into a series of zero-cost gold collar contracts in order to manage potential cash flow variability during the Skouries construction period.
•Record Gold Production in Quebec and Greece: The Lamaque Complex in Quebec delivered record gold production of 177,069 ounces in 2023, driven by increased grade and mill throughput. At the Olympias Mine in Greece, record gold production of 67,133 ounces in 2023 was achieved, a direct result of transformation initiatives implemented at the site including increased ventilation capacity, bulk emulsion, and productivity improvements at the mine and the mill.
•Enhanced Capacity at Kisladag: In July 2023, stacking commenced on the newly constructed North Heap Leach Pad, with three cells under leach. Additionally, in March 2023, the commissioning of the upgraded materials handling and fine-ore agglomeration circuit was completed. These productivity initiatives drove an increase in throughput and record tonnes placed on the pads and higher irrigation rates.
•Efemcukuru Met Guidance for the 9th Consecutive Year: Since 2014, Efemcukuru has met annual guidance expectations.
•Notable awards and recognitions across the business:
◦Recognized by Resourcing Tomorrow with the Project Financing of the Year Award for the Skouries Project Financing Facility.
◦Eldorado placed 1st overall in the Materials sector that includes Mining in the Globe & Mail's 2023 Board Games. Board Games ranks Canada’s corporate boards in the S&P/TSX Composite Index to assess the quality of their governance practice and disclosure. Since 2020, Eldorado has improved its index wide ranking from 104th to 27th    .
◦In Greece, the team completed their first verification against the Mining Association of Canada’s ‘Towards Sustainable Mining’ protocols, achieving “Triple A” ratings across all indicators for Tailings Management and Biodiversity, underlining the Company's commitment to responsible mining practices.

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◦In Turkiye, the team was awarded with the 2023 Euromines Silver Safety Award, which recognizes innovation and best practices for mitigating safety risks. The health and safety team showcased an employee engagement project that addressed management of critical lifting equipment to enable real-time monitoring, equipment integrity, and enhanced controls for storage and use.
◦In Turkiye, the team received an appreciation letter from the Governorship of Usak for the support of containers and water tanks they provided to the earthquake zone. Additionally, our first mine rescue team was deployed within 24 hours of the earthquake and rescued 4 people from the earthquake rubble.
◦In Canada, the team in Quebec recently obtained the UL ECOLOGO® certification for the application of best environmental and social practices in the mineral exploration process. The certification evaluates on factors such as environmental impact, personal safety, the well-being of affected communities, business practices, the efficiency of financial resources and the use of responsible technologies.
◦Simon Hille, EVP Technical Services and Operations, raised over $45,000 for Covenant House Vancouver by participating in the Annual Executive Sleep Out in Vancouver. 2023 was the second time Simon participated in the event to raise funds and awareness for youths experiencing homelessness, and Eldorado's 5th consecutive year. Since 2018, Eldorado, including employee matching campaigns, has raised over $200,000 for Covenant House Vancouver.
Multimedia
•On February 22, 2024, Eldorado updated its corporate branding. Download our updated logo here.
•High-resolution photos of construction at the Skouries project can be downloaded here.

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Consolidated Financial and Operational Highlights
Summarized Annual Financial Results

	2023	2022	2021
Revenue	$1,008.5	$872.0	$940.9
Gold produced (oz)	485,139	453,916	475,850
Gold sold (oz)	483,978	452,953	472,307
Average realized gold price ($/oz sold) (2)	$1,944	$1,787	$1,781
Production costs	478.9	459.6	449.7
Cash operating costs ($/oz sold) (2,3)	743	788	626
Total cash costs ($/oz sold) (2,3)	850	878	715
All-in sustaining costs ($/oz sold) (2,3)	1,220	1,276	1,068
Net earnings (loss) for the period (1)	104.6	(353.8)	(136.0)
Net earnings (loss) per share – basic ($/share) (1)	0.54	(1.93)	(0.75)
Net earnings (loss) per share – diluted ($/share) (1)	0.54	(1.93)	(0.75)
Net earnings (loss) for the period continuing operations (1,4)	106.2	(49.2)	20.9
Net earnings (loss) per share continuing operations – basic ($/share) (1,4)	0.55	(0.27)	0.12
Net earnings (loss) per share continuing operations – diluted ($/share) (1,4)	0.54	(0.27)	0.11
Adjusted net earnings continuing operations – basic (1,2,4)	110.7	10.1	129.5
Adjusted net earnings per share continuing operations - basic ($/share) (1,2,4)	0.57	0.05	0.72
Net cash generated from operating activities	382.9	211.2	366.7
Cash flow from operating activities before changes in working capital (2)	411.2	239.5	376.5
Free cash flow (2)	(47.2)	(104.5)	63.3
Free cash flow excluding Skouries (2)	112.6	(69.4)	75.6
Cash, cash equivalents and term deposits	541.6	314.7	481.3
Total assets	4,987.6	4,457.9	4,930.7
Debt	636.1	494.4	489.8
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are offset against cash operating costs.
(4)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

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Summarized Quarterly Financial Results

2023	Q1	Q2	Q3	Q4	2023
Revenue (7)	$227.8	$229.0	$244.8	$306.9	$1,008.5
Gold produced (oz) (6)	111,509	109,435	121,030	143,166	485,139
Gold sold (oz)	109,817	110,134	119,200	144,827	483,978
Average realized gold price ($/oz sold) (2,3)	$1,932	$1,953	$1,879	$1,999	$1,944
Production costs (6,7)	109.7	116.1	115.5	137.6	478.9
Cash operating cost ($/oz sold) (2,3,6)	778	791	698	716	743
Total cash cost ($/oz sold) (2,3,6)	857	928	794	830	850
All-in sustaining cost ($/oz sold) (2,3,6)	1,207	1,296	1,177	1,207	1,220
Net earnings (loss) (4,6)	19.3	0.9	(8.0)	92.4	104.6
Net earnings (loss) per share – basic ($/share) (4,6)	0.10	—	(0.04)	0.46	0.54
Net earnings (loss) per share – diluted ($/share) (4,6)	0.10	—	(0.04)	0.45	0.54
Net earnings (loss) for the period continuing operations (1,4,6)	19.4	1.5	(6.6)	91.8	106.2
Net earnings (loss) per share continuing operations – basic ($/share) (1,4,6)	0.11	0.01	(0.03)	0.45	0.55
Net earnings (loss) per share continuing operations – diluted ($/share) (1,4,6)	0.10	0.01	(0.03)	0.45	0.54
Adjusted net earnings (loss) continuing operations (1,2,4,6)	16.7	9.7	35.0	49.3	110.7
Adjusted net earnings (loss) per share continuing operations - basic ($/share) (1,2,4,6)	0.09	0.05	0.17	0.24	0.57
Net cash generated from operating activities (1)	41.0	74.6	107.7	159.6	382.9
Cash flow from operating activities before changes in working capital (1,2,6)	93.2	82.4	97.5	138.0	411.2
Free cash flow (2)	(34.4)	(22.4)	(19.7)	29.3	(47.2)
Free cash flow excluding Skouries (2)	(19.2)	13.0	36.8	82.0	112.6
Cash, cash equivalents and term deposits	262.3	456.6	476.6	541.6	541.6
Total assets	4,501.0	4,742.1	4,812.2	4,987.6	4,987.6
Debt	493.4	546.0	596.5	636.1	636.1

2022	Q1	Q2	Q3	Q4	2022
Revenue	$194.7	$213.4	$217.7	$246.2	$872.0
Gold produced (oz)	93,209	113,462	118,792	128,453	453,916
Gold sold (oz)	94,472	107,631	118,388	132,462	452,953
Average realized gold price ($/oz sold) (2,3)	$1,889	$1,849	$1,688	$1,754	$1,787
Production costs	104.6	109.3	123.5	122.2	459.6
Cash operating cost ($/oz sold) (2,3)	835	789	803	741	788
Total cash cost ($/oz sold) (2,3)	941	879	892	818	878
All-in sustaining cost ($/oz sold) (2,3)	1,346	1,270	1,259	1,246	1,276
Net (loss) earnings (4,5)	(317.6)	(25.3)	(54.6)	43.7	(353.8)
Net (loss) earnings per share – basic ($/share) (4,5)	(1.74)	(0.14)	(0.30)	0.24	(1.93)
Net (loss) earnings per share – diluted ($/share) (4,5)	(1.74)	(0.14)	(0.30)	0.24	(1.93)
Net (loss) earnings for the period continuing operations (1,4,5)	(39.7)	(22.9)	(28.4)	41.9	(49.2)
Net (loss) earnings per share continuing operations – basic ($/share) (1,4,5)	(0.22)	(0.12)	(0.15)	0.23	(0.27)
Net (loss) earnings per share continuing operations – diluted ($/share) (1,4,5)	(0.22)	(0.12)	(0.15)	0.23	(0.27)
Adjusted net (loss) earnings continuing operations (1,2,4,5)	(19.3)	13.6	(10.0)	25.8	10.1
Adjusted net (loss) earnings per share continuing operations - basic ($/share) (1,2,4,5)	(0.11)	0.07	(0.05)	0.14	0.05
Net cash flow from operating activities (1)	35.3	27.0	52.7	96.2	211.2
Cash flow from operating activities before changes in working capital (1,2)	49.4	49.2	55.8	85.2	239.5
Free cash flow (2)	(26.8)	(62.7)	(25.7)	10.7	(104.5)

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Free cash flow excluding Skouries (2)	(22.3)	(56.9)	(16.5)	26.3	(69.4)
Cash, cash equivalents and term deposits	434.7	370.0	306.4	314.7	314.7
Total assets	4,510.4	4,504.8	4,402.4	4,457.9	4,457.9
Debt	482.8	497.2	497.3	494.4	494.4
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)By-product revenues are off-set against cash operating costs.
(4)Attributable to shareholders of the Company.
(5)Q1-Q3 2022 amounts have been adjusted to record additional depreciation expense upon review of the estimated remaining useful life of the existing heap leach pad and ADR plant at Kisladag (Q1 2022: $1.0 million, Q2 2022: $3.2 million, Q3 2022: $5.1 million, YTD 2022: $9.2 million) .
(6)A concentrate weight-scale calibration correction at Olympias has resulted in an adjustment to ending inventory as at March 31, 2023 of 1,024 gold ounces. Gold production in Q1 2023 has been reduced by this amount, resulting in additional production costs of $1.3 million and additional depreciation expense of $0.7 million for Q1 2023.
(7)Q1-Q3 2023 revenues and production costs have been adjusted to reclassify freight-related concentrate sales pricing adjustments from selling expenses to revenues. The reclassification was $1.5 million for Q1 2023, $0.9 million for Q2 2023, and $0.4 million for Q3 2023, and has no impact on net income.

Gold sales in 2023 totaled 483,978 ounces, an increase of 7% from 452,953 ounces in 2022. The higher sales volume in 2023 compared with the prior year primarily reflected an increase of 20,243 ounces sold at Kisladag due to an increase of tonnes placed on the heap leach pad in 2023 and utilization of the newly commissioned NHLP. There was also an increase of 10,402 ounces sold at Olympias due to higher tonnes mined, tonnes processed and average gold grade, and an increase of 3,086 ounces sold at Lamaque due to increased tonnes mined and processed. These increases were partially offset by a decrease of 2,706 ounces sold at Efemcukuru due largely to lower average gold grade. Gold sales were 144,827 ounces in Q4 2023, an increase of 9% from 132,462 ounces in Q4 2022, primarily due to increased production at Kisladag and Lamaque in the quarter.
The average realized gold price(3) was $1,944 per ounce sold in 2023, an increase from $1,787 per ounce sold in 2022, primarily driven by strong prices in Q3 and Q4 2023. The average realized gold price was $1,999 in Q4 2023 ($1,754 in Q4 2022).
Total revenue was $1,008.5 million in 2023, an increase of 16% from revenue of $872.0 million in 2022. The increase was due primarily to both higher sales volumes and average realized gold price. Total revenue was $306.9 million in Q4 2023, an increase of 25% from revenue of $246.2 million in Q4 2022, which increased for the same reasons.
Production costs of $478.9 million in 2023 increased from $459.6 million in 2022 and production costs of $137.6 million in Q4 2023 increased from $122.2 million in Q4 2022. Increases in both periods were the result of higher tonnes processed, resulting in increased labour costs and use of key consumables across most sites. This was partially offset by decreases in unit costs of key consumables such as electricity in Turkiye and Greece, and fuel in Turkiye and Canada, as global cost pressures eased during the year. Additionally, transport costs at Olympias were lower as a result of improved shipment logistics.
Production costs include royalty expense, which increased to $51.8 million in 2023 from $40.6 million in 2022, and to $16.5 million in Q4 2023 from $10.2 million in Q4 2022, primarily reflecting higher average gold prices combined with higher sales volumes. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR:USD exchange rate.
Cash operating costs(3) averaged $743 per ounce sold in 2023, a decrease from $788 per ounce sold in 2022. In Q4 2023, cash operating costs averaged $716 per ounce sold, a decrease from $741 per ounce sold in Q4 2022. The decrease in both periods was primarily due to higher production and slightly lower unit costs for key consumables, including energy and fuel.
AISC per ounce sold(3)decreased slightly to $1,220 in 2023 from $1,276 in 2022, and to $1,207 in Q4 2023 from $1,246 in Q4 2022. Decreases in both periods primarily reflect the decrease in cash operating costs per ounce sold, partially offset by higher royalties due to higher metal prices. The decrease in the year was also due to lower sustaining capital expenditures.
3 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS and financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's December 31, 2023 MD&A.

9

We reported net earnings attributable to shareholders from continuing operations of $106.2 million ($0.55 earnings per share) in 2023, compared to net loss of $49.2 million ($0.27 per share) in 2022 and net earnings of $91.8 million ($0.45 per share) in Q4 2023, compared to net earnings of $41.9 million ($0.23 earnings per share) in Q4 2022. Net earnings increased in 2023 primarily due to higher revenue, and lower mine standby costs, write-downs of assets, and income taxes. Net earnings in Q4 2023 reflected higher sales volumes and gold prices, and a higher income tax recovery, compared to Q4 2022.
Adjusted net earnings from continuing operations(4) were $110.7 million ($0.57 per share) in 2023, compared to $10.1 million ($0.05 per share) in 2022. Adjusted net earnings in 2023 removes a $29.3 million loss on foreign exchange due to translation of deferred tax balances, $59.4 million gain on deferred income taxes due to the Turkiye hyperinflationary tax basis adjustment, $2.0 million gain on the non-cash revaluation of the derivative related to redemption options in our debt, $9.6 million unrealized loss on derivative instruments, and a $22.6 million deferred tax expense relating to the impact of tax rate changes in Turkiye. Adjusted net earnings were $49.3 million ($0.24 per share) in Q4 2023 after adjusting for a $3.7 million gain on foreign exchange due to translation of deferred tax balances, a $59.4 million gain on deferred income taxes due to the Turkiye hyperinflationary tax basis adjustment, a $4.0 million gain on the non-cash revaluation of the derivative related to redemption options in our debt, and a $24.6 million unrealized loss on derivative instruments.
Higher sales volumes in 2023, combined with higher average realized prices, resulted in EBITDA(4) of $442.9 million, including $118.1 million in Q4 2023. Adjusted EBITDA(4) of $463.3 million in 2023 and $147.2 million in Q4 2023 exclude, among other things, share based payments and losses on derivative instruments.

4 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS and financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's December 31, 2023 MD&A.

10

Operations Update
Gold Operations

	3 months ended December 31,		12 months ended December 31,
	2023	2022	2023	2022
Total
Ounces produced	143,166	128,453	485,139	453,916
Ounces sold	144,827	132,462	483,978	452,953
Production costs	$137.6	$122.2	$478.9	$459.6
Cash operating costs ($/oz sold) (1)	$716	$741	$743	$788
All-in sustaining costs ($/oz sold) (1)	$1,207	$1,246	$1,220	$1,276
Sustaining capital expenditures (1)	$37.9	$36.9	$121.8	$126.5
Kisladag
Ounces produced	46,291	40,307	154,849	135,801
Ounces sold	46,051	39,833	154,456	134,213
Production costs	$36.1	$32.2	$122.8	$120.1
Cash operating costs ($/oz sold) (1)	$623	$709	$657	$773
All-in sustaining costs ($/oz sold) (1)	$909	$884	$900	$1,000
Sustaining capital expenditures (1)	$5.6	$3.0	$16.0	$14.7
Lamaque
Ounces produced	56,619	51,349	177,069	174,097
Ounces sold	57,040	51,244	176,495	173,409
Production costs	$35.1	$29.2	$119.5	$116.7
Cash operating costs ($/oz sold) (1)	$580	$541	$643	$642
All-in sustaining costs ($/oz sold) (1)	$977	$925	$1,089	$1,036
Sustaining capital expenditures (1)	$20.7	$18.1	$72.7	$62.8
Efemcukuru
Ounces produced	22,374	21,362	86,088	87,685
Ounces sold	22,497	21,486	86,078	88,784
Production costs	$21.4	$17.9	$80.1	$73.1
Cash operating costs ($/oz sold) (1)	$816	$738	$797	$701
All-in sustaining costs ($/oz sold) (1)	$1,201	$1,138	$1,154	$1,091
Sustaining capital expenditures (1)	$4.4	$5.3	$14.0	$18.8
Olympias
Ounces produced	17,882	15,435	67,133	56,333
Ounces sold	19,239	19,899	66,949	56,547
Production costs	$44.9	$42.9	$156.5	$149.5
Cash operating costs ($/oz sold) (1)	$1,224	$1,325	$1,133	$1,409
All-in sustaining costs ($/oz sold) (1)	$1,872	$1,998	$1,688	$2,155
Sustaining capital expenditures (1)	$7.2	$10.5	$19.0	$30.3
(1)These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided in the MD&A accompanying Eldorado’s financial statements filed from time to time on SEDAR+ at www.sedarplus.com.

11

Kisladag
Kisladag produced 154,849 ounces of gold in 2023, a 14% increase from 135,801 ounces in 2022. Gold production of 46,291 ounces in the quarter increased 15% from 40,307 ounces in Q4 2022, benefiting from the newly commissioned NHLP, along with ongoing optimization of on-belt ore agglomeration. Recoverable ounces placed on the combined heap leach pads (North and South) increased from the prior year as a result of the efficient stacking enabled by upgrades of the higher capacity overland conveyors and the commissioning of the NHLP area. Production also benefited from average grade increasing in 2023 to 0.78 grams per tonne, from an average grade of 0.74 grams per tonne in 2022.
Revenue increased to $304.8 million in 2023 from $243.3 million in 2022 and increased to $92.9 million from $69.9 million in Q4 2022, reflecting a combination of higher gold sales and higher average realized prices in the current year and quarter.
Production costs increased to $122.8 million in 2023 from $120.1 million in 2022 primarily due to increased ore mined and processed and consumption of reagents, as well as higher royalties due to higher average gold prices, partially offset by decreases in unit costs of fuel and electricity as cost pressures in Europe eased in the year as compared to the prior year. Production costs during the quarter increased to $36.1 million from $32.2 million in Q4 2022 also as a result of higher gold production and ounces sold.
Depreciation expense increased to $79.9 million in 2023 from $72.6 million in 2022 in line with higher tonnes mined and processed, and higher sales during the year. Depreciation in the quarter was in line with Q4 2022 despite higher sales in the current period due to less stacking on the South Leap leach pad, which depreciates at a faster rate given the shorter remaining useful life in terms of the number of ounces that can be stacked on the pad.
Cash operating costs per ounce sold in 2023 decreased to $657 from $773 in 2022 and decreased to $623 in Q4 2023 from $709 in Q4 2022. Decreases in both periods were primarily due to higher gold production and sales, as well as lower unit costs of consumables.
AISC per ounce sold decreased to $900 in 2023 from $1,000 in 2022 primarily due to lower cash operating costs per ounce sold, partly offset by higher sustaining capital expenditure. In the quarter, AISC per ounce sold increased to $909 from $884 in Q4 2022 primarily due to higher sustaining capital expenditure, partially offset by lower cash operating costs per ounce sold.
Sustaining capital expenditure of $16.0 million in 2023, including $5.6 million in Q4 2023, primarily related to equipment rebuilds, and processing and infrastructure improvements. Growth capital investment of $83.7 million in 2023, including $27.8 million in Q4 2023, primarily included waste stripping to support the mine life extension, construction of the first phase of the NHLP and related infrastructure, and building relocation due to pit expansion.
Lamaque
Lamaque produced 177,069 ounces of gold in 2023, a 2% increase from 174,097 ounces in 2022 as a result of slightly higher ore throughput in the year and slightly higher grade. This was despite the mining disruption caused by forest fires earlier in the year that led to reduced mining faces available for ore production in Q3. Gold production of 56,619 ounces in the quarter was higher compared to 51,349 ounces in Q4 2022 and reflected strong throughput that was achieved due to productivity improvements at the mine, which allowed the mill to perform at capacity. Average grade of 7.36 grams per tonne in the quarter was slightly lower compared to Q4 2022, while average grade of 6.76 grams per tonne in 2023 slightly exceeded 6.65 grams per tonne in 2022.
Revenue increased to $346.3 million in 2023 from $313.0 million in 2022 primarily reflecting a higher average realized gold price in the year. In the quarter, both a higher average realized gold price and higher sales were responsible for the increase in revenue to $114.9 million from $90.0 million in Q4 2022.
Production costs increased to $119.5 million in 2023 from $116.7 million in 2022, and $35.1 million in Q4 2023 from $29.2 million in Q4 2022, both primarily due to higher gold production and increased headcount to enable productivity, partially offset by slightly lower unit costs of key consumables, including fuel and cost savings from a weaker Canadian dollar as compared to the prior year. Cash operating costs per ounce sold was consistent between 2023 and 2022 but increased to $580 in Q4 2023 from $541 in Q4 2022 despite higher ounces sold primarily due to extra costs incurred in labour, contractors, and equipment rentals to increase productivity in the quarter.
AISC per ounce sold increased to $1,089 in 2023 from $1,036 in 2022 and to $977 in Q4 2023 from $925 in Q4 2022 with increases in both periods reflecting higher cash operating costs per ounce sold and higher sustaining capital expenditure.

12

Sustaining capital expenditures of $72.7 million in 2023, including $20.7 million in Q4 2023, primarily related to underground development, equipment rebuilds, and expansion of the tailings management facility. Growth capital investments totalled $23.3 million in 2023, including $8.1 million in Q4 2023, and is primarily related to construction of underground infrastructure.
Efemcukuru
Efemcukuru produced 86,088 payable ounces of gold in 2023, a 2% decrease from 87,685 payable ounces in 2022, reflecting lower grades and recoveries in the year, partially offset by higher throughput. Gold production of 22,374 payable ounces in the quarter was 5% higher than 21,362 payable ounces produced in Q4 2022, primarily as a result of record throughput rates in the fourth quarter, averaging 1,500 tpd combined with higher grades.
Revenue increased to $170.5 million in 2023 from $155.3 million in 2022 and to $46.7 million in Q4 2023 from $38.4 million in Q4 2022. Increases in both periods were driven primarily by higher average realized gold prices.
Production costs increased to $80.1 million in 2023 from $73.1 million in 2022 and increased to $21.4 million in Q4 2023 from $17.9 million in Q4 2022, primarily driven by rising costs of labour and increased royalties due to higher average realized gold prices. Operating cost increases and lower gold production in the year resulted in an increase in cash operating costs per ounce sold to $797 in 2023, from $701 in 2022. Cost increases despite higher gold produced in the quarter resulted in an increase in cash operating cost per ounce sold to $816 in Q4 2023 from $738 in Q4 2022. AISC per ounce sold increased to $1,154 in 2023 from $1,091 in 2022 and to $1,201 in Q4 2023 from $1,138 in Q4 2022, primarily reflecting higher cash operating costs per ounce sold.
Sustaining capital expenditure of $14.0 million in 2023, including $4.4 million in Q4 2023, related primarily to underground development and equipment rebuilds. Growth capital investment included both development drilling and resource conversion drilling at each of the Kokarpinar and Bati vein systems.
Olympias
Olympias produced 67,133 ounces of gold in 2023, a 19% increase from 56,333 ounces in 2022, reflecting higher average gold grade and higher throughput in the year. Throughput in 2023 was 15% higher than in 2022 due to higher mining rates, a result of key transformation initiatives implemented throughout the year, enabling stronger mining productivity and record mill throughput. Achievements in 2023 included a new electrical substation resulting in increased ventilation capacity, commissioning of bulk emulsion blasting, ongoing training and equipment optimization. Gold production of 17,882 ounces in Q4 2023 increased from 15,435 in Q4 2022 as a result of 13% higher throughput and higher gold grades in the quarter. Lead and silver production increased as well compared to Q4 2022, primarily reflecting higher throughput.
Revenue increased to $186.8 million in 2023 from $159.9 million in 2022 and increased to $52.4 million in Q4 2023 from $47.9 million in Q4 2022 as a result of higher sales volumes and a higher average realized gold price. From October 1, 2021, revenue has been impacted by the 13% VAT import charge levied on customers importing Olympias gold concentrate into China. When levied, this import charge reduces revenue by a corresponding amount. Revenues in 2023 benefited from lower gold treatment and refining charges as we made more shipments to alternative markets where this 13% import VAT on gold concentrate was not imposed. Approximately 54% of shipments in 2023 were not subject to the 13% import VAT.
Production costs increased to $156.5 million in 2023 from $149.5 million in 2022 and to $44.9 million in Q4 2023 from $42.9 million in Q4 2022. Increases in both periods reflect higher production and volumes of concentrate sold, partially offset by decreases in unit costs of certain consumables, including electricity and fuel, and other cost savings as a result of recent transformation initiatives. Production costs also benefited from lower transport costs as a result of improved shipment logistics onsite.
Cash operating costs per ounce sold decreased to $1,133 in 2023 from $1,409 in 2022, primarily as a result of higher ounces sold, higher by-product credits, and less shipments to China incurring the 13% VAT import charge, which is included in cash operating costs. Similarly, cash operating costs per ounce sold decreased to $1,224 in Q4 2023 from $1,325 in Q4 2022 primarily due to higher ounces sold and by-product credits. AISC per ounce sold decreased to $1,688 in 2023 from $2,155 in 2022 and to $1,872 in Q4 2023 from $1,998 in Q4 2022 primarily due to the decrease in cash operating costs per ounce sold and lower sustaining capital.
Sustaining capital expenditure decreased to $19.0 million in 2023 from $30.3 million in 2022 and to $7.2 million in Q4 2023 from $10.5 million in Q4 2022. Spending in both periods primarily included underground development and underground infrastructure improvements. Growth capital investments in 2023 and 2022 primarily related to underground development.

13

For further information on the Company’s operating results for the year-end and fourth quarter of 2023, please see the Company’s Management’s Discussion and Analysis filed on SEDAR+ at www.sedarplus.com under the Company’s profile.

Conference Call
A conference call to discuss the details of the Company’s Fourth Quarter and Year-End 2023 Results will be held by senior management on Friday, February 23, 2024 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com and via this link: https://services.choruscall.ca/links/eldoradogold2023q4.html.

Participants may elect to pre-register for the conference call via this link: https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10022833&linkSecurityString=1aa6fd6b8d.
Upon registration, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

Conference Call Details		Replay (available until March 29, 2024)
Date:	February 23, 2024	Toronto:	+1 604.638.9010
Time:	8:30 am PT (11:30 am ET)	Toll Free:	+1 800.319.6413
Dial in:	+1 604.638.5340	Access code:	0604
Toll free:	+1 800.319.4610

About Eldorado Gold
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact
Investor Relations
Lynette Gould, VP, Investor Relations
647 271 2827 or 1 888 353 8166
lynette.gould@eldoradogold.com

Media
Chad Pederson, Director, Communications
236 885 6251 or 1 888 353 8166
chad.pederson@eldoradogold.com

14

Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this press release, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, free cash flow excluding Skouries, working capital and cash flow from operating activities before changes in working capital.
Please see the December 31, 2023 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the December 31, 2023 MD&A available on SEDAR+ at www.sedarplus.com and on the Company's website under the 'Investors' section.

Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q4 2023	Q4 2022	2023	2022	2021
Production costs	$137.6	$122.2	$478.9	$459.6	$449.7
Stratoni production costs (1)	—	—	—	(0.1)	(47.6)
Production costs – excluding Stratoni	137.6	122.2	478.9	459.4	402.2
By-product credits (2)	(21.9)	(17.0)	(83.4)	(77.3)	(64.7)
Royalty expense (3)	(16.5)	(10.2)	(51.8)	(40.6)	(42.0)
Concentrate deductions (4)	4.5	3.2	15.7	15.5	—
Cash operating costs	$103.7	$98.2	$359.4	$357.0	$295.5
Gold ounces sold	144,827	132,462	483,978	452,953	472,307
Cash operating cost per ounce sold	$716	$741	$743	$788	$626
(1)Base metals production, presented for 2021. Operations at Stratoni were suspended at the end of 2021.
(2)Revenue from silver, lead and zinc sales.
(3)Included in production costs.
(4)Included in revenue.

15

For the three months ended December 31, 2023:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$37.4	($0.8)	$0.2	($8.1)	$28.7	46,051	$623
Lamaque	32.7	(0.5)	0.1	0.8	33.1	57,040	580
Efemcukuru	16.0	(1.1)	3.7	(0.3)	18.4	22,497	816
Olympias	35.5	(19.4)	6.3	1.2	23.5	19,239	1,224
Total consolidated	$121.6	($21.9)	$10.3	($6.3)	$103.7	144,827	$716
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the year ended December 31, 2023:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$128.0	($3.1)	$0.7	($24.1)	$101.4	154,456	$657
Lamaque	116.3	(1.7)	0.4	(1.5)	113.5	176,495	643
Efemcukuru	59.1	(4.4)	14.0	(0.1)	68.6	86,078	797
Olympias	126.3	(74.1)	23.0	0.7	75.9	66,949	1,133
Total consolidated	$429.7	($83.4)	$38.1	($25.0)	$359.4	483,978	$743
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the three months ended December 31, 2022:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$32.3	($0.7)	$0.2	($3.6)	$28.2	39,833	$709
Lamaque	26.3	(0.4)	0.1	1.7	27.7	51,244	541
Efemcukuru	13.5	(1.0)	3.5	(0.2)	15.9	21,486	738
Olympias	29.1	(15.0)	8.1	4.2	26.4	19,899	1,325
Total consolidated	$101.1	($17.0)	$12.0	$2.1	$98.2	132,462	$741
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the year ended December 31, 2022:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$110.9	($2.8)	$1.1	($5.5)	$103.7	134,213	$773
Lamaque	109.9	(1.4)	0.3	2.6	111.3	173,409	642
Efemcukuru	52.1	(3.3)	13.1	0.3	62.2	88,784	701
Olympias	113.0	(69.9)	30.0	6.6	79.7	56,547	1,409
Total consolidated	$385.8	($77.3)	$44.6	$4.0	$357.0	452,953	$788
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

16

Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q4 2023	Q4 2022	2023	2022	2021
Cash operating costs	$103.7	$98.2	$359.4	$357.0	$295.5
Royalty expense (1)	16.5	10.2	51.8	40.6	42.0
Total cash costs	$120.2	$108.4	$411.3	$397.6	$337.5
Gold ounces sold	144,827	132,462	483,978	452,953	472,307
Total cash costs per ounce sold	$830	$818	$850	$878	$715
(1)Included in production costs.
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q4 2023	Q4 2022	2023	2022	2021
Total cash costs	$120.2	$108.4	$411.3	$397.6	$337.5
Corporate and allocated G&A	14.1	18.2	46.7	45.6	37.4
Exploration and evaluation costs	0.3	(0.3)	1.2	1.1	12.3
Reclamation costs and amortization	2.2	1.8	9.3	7.1	4.4
Sustaining capital expenditure	37.9	36.9	121.8	126.5	113.1
AISC	$174.8	$165.0	$590.3	$577.9	$504.6
Gold ounces sold	144,827	132,462	483,978	452,953	472,307
AISC per ounce sold	$1,207	$1,246	$1,220	$1,276	$1,068

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q4 2023	Q4 2022	2023	2022	2021
General and administrative expenses (from consolidated statement of operations)	$10.5	$13.9	$39.8	$37.0	$35.5
Add:
Share based payments expense	4.6	3.9	10.2	10.7	7.9
Employee benefit pension plan expense from corporate and operating gold mines	0.7	2.5	4.2	6.0	2.3
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.2)	(0.1)	(0.9)	(0.6)	(0.5)
Depreciation in G&A	(0.8)	(0.5)	(3.2)	(2.2)	(1.0)
Business development	(0.3)	(0.8)	(2.7)	(2.2)	(4.6)
Development projects	(0.4)	(0.7)	(0.7)	(3.4)	(2.5)
Adjusted corporate general and administrative expenses	$14.2	$18.2	$46.7	$45.4	$37.3
Regional general and administrative costs allocated to gold mines	—	—	0.2	0.2	0.1
Corporate and allocated general and administrative expenses per AISC	$14.2	$18.2	$46.9	$45.6	$37.4

17

Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q4 2023	Q4 2022	2023	2022	2021
Exploration and evaluation expense (1) (from consolidated statement of operations)	$5.7	$6.8	$22.4	$19.6	$14.8
Add:
Capitalized evaluation cost related to operating gold mines	0.3	(0.3)	1.2	1.1	8.8
Less:
Exploration and evaluation expenses related to non-gold mines and other sites (1)	(5.7)	(6.8)	(22.4)	(19.6)	(11.3)
Exploration costs per AISC	$0.3	($0.3)	$1.2	$1.1	$12.3
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q4 2023	Q4 2022	2023	2022	2021
Asset retirement obligation accretion (1) (from notes to the consolidated financial statements)	$1.1	$0.5	$4.3	$2.0	$1.4
Add:
Depreciation related to asset retirement obligation assets	1.3	1.4	5.8	5.4	3.2
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.1)	(0.7)	(0.3)	(0.3)
Reclamation costs and amortization per AISC	$2.2	$1.8	$9.3	$7.1	$4.3
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

Sustaining and Growth Capital
Our reconciliation of growth capital and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q4 2023	Q4 2022	2023	2022	2021
Additions to property, plant and equipment (1) (from notes to the consolidated financial statements)	$137.2	$84.9	$411.2	$305.8	$292.8
Growth and development project capital investment - gold mines	(41.3)	(26.3)	(122.3)	(111.3)	(139.6)
Growth and development project capital investment - other (2)	(58.6)	(20.8)	(168.6)	(66.0)	(29.5)
Less: Sustaining capital expenditure equipment leases (3)	0.5	(0.9)	1.6	(2.0)	(9.2)
Less: Corporate leases	—	—	(0.1)	(0.1)	(1.3)
Sustaining capital expenditure at operating gold mines	$37.9	$36.9	$121.8	$126.5	$113.2
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)Includes growth capital expenditures and capital expenditures relating to Skouries, Stratoni and Other Projects, excluding non-cash sustaining lease additions.
(3)Non-cash sustaining lease additions, net of sustaining lease principal and interest payments.

18

Our reconciliation by asset of AISC and AISC per ounce sold to cash operating costs is presented below.
For the three months ended December 31, 2023:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$28.7	$6.6	$35.3	$—	$—	$1.0	$5.6	$41.9	46,051	$909
Lamaque	33.1	1.5	34.5	—	0.3	0.1	20.7	55.7	57,040	977
Efemcukuru	18.4	3.5	21.9	—	—	0.7	4.4	27.0	22,497	1,201
Olympias	23.5	4.9	28.4	—	—	0.4	7.2	36.0	19,239	1,872
Corporate (1)	—	—	—	14.1	—	—	—	14.1	—	97
Total consolidated	$103.7	$16.5	$120.2	$14.1	$0.3	$2.2	$37.9	$174.7	144,827	$1,207
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the year ended December 31, 2023:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$101.4	$18.2	$119.7	$—	$—	$3.3	$16.0	$139.1	154,456	$900
Lamaque	113.5	4.3	117.8	—	1.2	0.6	72.7	192.3	176,495	1,089
Efemcukuru	68.6	13.4	82.1	0.2	—	3.1	14.0	99.3	86,078	1,154
Olympias	75.9	15.8	91.7	—	—	2.4	19.0	113.0	66,949	1,688
Corporate (1)	—	—	—	46.6	—	—	—	46.6	—	96
Total consolidated	$359.4	$51.8	$411.2	$46.7	$1.2	$9.3	$121.8	$590.3	483,978	$1,220
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the three months ended December 31, 2022:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$28.2	$3.3	$31.5	$—	$—	$0.7	$3.0	$35.2	39,833	$884
Lamaque	27.7	1.1	28.9	—	0.4	0.1	18.1	47.4	51,244	925
Efemcukuru	15.9	2.7	18.5	—	—	0.6	5.3	24.5	21,486	1,138
Olympias	26.4	3.1	29.5	—	(0.7)	0.5	10.5	39.8	19,899	1,998
Corporate (1)	—	—	—	18.1	—	—	—	18.1	—	137
Total consolidated	$98.2	$10.2	$108.4	$18.2	($0.3)	$1.8	$36.9	$165.0	132,462	$1,246
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

19

For the year ended December 31, 2022:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$103.7	$13.6	$117.3	$—	$—	$2.3	$14.7	$134.3	134,213	$1,000
Lamaque	111.3	4.0	115.3	—	1.0	0.5	62.8	179.6	173,409	1,036
Efemcukuru	62.2	13.1	75.3	0.2	—	2.6	18.8	96.8	88,784	1,091
Olympias	79.7	10.0	89.7	—	0.1	1.8	30.3	121.9	56,547	2,155
Corporate (1)	—	—	—	45.4	—	—	—	45.4	—	100
Total consolidated	$357.0	$40.6	$397.6	$45.6	$1.1	$7.1	$126.5	$577.9	452,953	$1,276
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Average realized gold price per ounce sold is reconciled for the periods presented as follows:
For the three months ended December 31, 2023:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$92.9	$—	($0.8)	$92.1	46,051	$1,999
Lamaque	114.9	—	(0.5)	114.4	57,040	2,006
Efemcukuru	46.7	1.7	(1.1)	47.2	22,497	2,098
Olympias	52.4	2.9	(19.4)	35.8	19,239	1,863
Stratoni	—	—	—	—	N/A	N/A
Total consolidated	$306.9	$4.5	($21.9)	$289.5	144,827	$1,999
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the year ended December 31, 2023:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$304.8	$—	($3.1)	$301.7	154,456	$1,953
Lamaque	346.3	—	(1.7)	344.6	176,495	1,953
Efemcukuru	170.5	6.4	(4.4)	172.5	86,078	2,004
Olympias	186.8	9.2	(74.1)	122.0	66,949	1,822
Stratoni	—	—	—	—	N/A	N/A
Total consolidated	$1,008.5	$15.7	($83.4)	$940.8	483,978	$1,944
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

20

For the three months ended December 31, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$69.9	$—	($0.7)	$69.2	39,833	$1,738
Lamaque	90.0	—	(0.4)	89.6	51,244	1,748
Efemcukuru	38.4	1.6	(1.0)	39.0	21,486	1,815
Olympias	47.9	1.6	(15.0)	34.5	19,899	1,735
Stratoni	—	—	—	—	N/A	N/A
Total consolidated	$246.2	$3.2	($17.0)	$232.3	132,462	$1,754
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the year ended December 31, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$243.3	$—	($2.8)	$240.5	134,213	$1,792
Lamaque	313.0	—	(1.4)	311.5	173,409	1,797
Efemcukuru	155.3	5.4	(3.3)	157.5	88,784	1,774
Olympias	159.9	10.1	(69.9)	100.1	56,547	1,771
Stratoni	0.5	—	(0.5)	—	N/A	N/A
Total consolidated	$872.0	$15.5	($77.8)	$809.6	452,953	$1,787
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

21

Reconciliation of Net Earnings attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

Continuing Operations (1)	Q4 2023	Q4 2022	2023	2022	2021
Net earnings (loss) attributable to shareholders of the Company (1)	$91.8	$41.9	$106.2	($49.2)	$20.9
Current tax expense due to Turkiye earthquake relief tax law change (2)	—	—	4.3	—	—
(Gain) loss on foreign exchange translation of deferred tax balances	(3.7)	(18.3)	29.3	35.9	54.6
Gain on deferred tax due to hyperinflationary accounting	(59.4)	—	(59.4)	—	—
(Gain) loss on redemption option derivative	(4.0)	(3.0)	(2.0)	4.4	2.7
Unrealized loss on derivative instruments	24.6	—	9.6	—	—
Loss (gain) on deferred tax due to changes in tax rates (4)	—	—	22.6	(1.0)	(5.3)
Write-down of assets, net of tax (3)	—	5.2	—	20.0	—
Closure of Stratoni, net of tax (5)	—	—	—	—	30.8
Finance costs relating to debt refinancing (6)	—	—	—	—	31.1
Gain on sale of mining licences, net of tax (7)	—	—	—	—	(5.3)
Total adjusted net earnings(1,2)	$49.3	$25.8	$110.7	$10.1	$129.5
Weighted average shares outstanding (thousands)	202,340	182,496	194,448	183,446	180,297
Adjusted net earnings per share ($/share) (1)	$0.24	$0.14	$0.57	$0.05	$0.72
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)To help fund earthquake relief efforts in Turkiye, a one-time tax law change was introduced in Q1 2023 to reverse a portion of the tax credits and deductions previously granted in 2022.
(3)Non-recurring write-downs in 2022 include a $5.2 million write-down, net of tax, related to the existing heap leach pad and ADR plant at Kisladag , a $16.0 million write-down, net of tax, related to decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR in Q1, and a partial reversal of equipment at Stratoni previously written down, net of tax.
(4)The deferred tax expense adjustment in 2023 is due to the income tax rate increase in Turkiye enacted in Q3 2023. Rate increase from 20% to 25% for general rate, from 19% to 24% for certain manufacturing activities (including mining) and from 19% to 20% for export income and is applicable retroactively to January 1, 2023. The deferred tax recovery adjustment in 2022 is relating to the adjustment of opening balances for the tax rate decrease in Turkiye enacted in Q1 2022. The deferred tax recovery adjustment in 2021 includes an $11.4 million deferred tax recovery relating to the adjustment of opening balances for a tax rate decrease in Greece net of a $6.1 million deferred tax expense relating to the adjustment of opening balances for a tax rate increase in Turkiye. Both tax rate changes were enacted in Q2 2021 and were retroactive to January 1, 2021.
(5)Costs relating to the closure of Stratoni include $13.9 million impairment, $3.5 million equipment write-downs and $13.4 million deferred tax expense.
(6)Finance costs relating to the debt refinancing in Q3 2021 include a $21.4 million redemption premium and $9.7 million of unamortized costs related to the debt redeemed that were expensed in full in the quarter.
(7)Sale of mining licences in Turkiye in May 2021, net of tax.

Reconciliation of Net Earnings (Loss) before income tax to EBITDA and Adjusted EBITDA:

Continuing Operations (1)	Q4 2023	Q4 2022	2023	2022
Earnings before income tax (1)	$45.7	$18.3	$163.4	$11.9
Depreciation, depletion and amortization (1,2)	72.5	66.6	264.3	242.4
Interest income	(5.9)	(4.0)	(17.6)	(6.8)
Finance costs (1)	5.8	6.6	32.8	41.6
EBITDA	$118.1	$87.5	$442.9	$289.1
Other write-down of assets (3)	—	6.4	—	24.6
Share-based payments	4.6	3.9	10.2	10.7
(Gain) Loss on disposal of assets (1)	(0.1)	(0.7)	0.6	(3.0)
Unrealized loss on derivative instruments	24.6	—	9.6	—
Adjusted EBITDA	$147.2	$97.1	$463.3	$321.5
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)Includes depreciation within general and administrative expenses.
(3)Non-recurring write-downs in 2022 include a $6.4 million write-down in Q4 2022 relating to the existing heap leach pad and ADR plant at Kisladag, a $19.8 million write-down in Q1 2022 related to decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR, and in Q2 2022 a partial reversal of Stratoni equipment previously written down.

22

Reconciliation of Cash Generated from Operating Activities to Free Cash Flow:

Continuing Operations (1)	Q4 2023	Q4 2022	2023	2022	2021
Cash generated from operating activities (1)	$159.6	$96.2	$382.9	$211.2	$366.7
Less: Cash used in investing activities (1)	(130.3)	(55.5)	(395.7)	(370.9)	(263.0)
Add back: Increase (decrease) in term deposits	—	(30.0)	(35.0)	35.0	(59.0)
Add back: Purchase of marketable securities (2)	—	—	0.6	20.2	28.1
Less: Proceeds from sale of marketable securities	—	—	—	—	(2.4)
Add back: Acquisition of subsidiary, net of cash received (3)	—	—	—	—	19.3
Less: Proceeds from sale of Tocantinzinho, net of cash disposed (4)	—	—	—	—	(19.7)
Less: Proceeds from sale of mining licences (5)	—	—	—	—	(7.3)
Add back: Increase in restricted cash	—	—	—	—	0.6
Free Cash Flow	$29.3	$10.7	($47.2)	($104.5)	$63.3
Add back: Skouries cash capital expenditures	$49.7	$15.6	$149.0	$35.1	$12.3
Add back: Capitalized interest paid (6)	$3.0	$—	$10.8	$—	$—
Free Cash Flow Excluding Skouries	$82.0	$26.3	$112.6	($69.4)	$75.6
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)Purchase of marketable securities in 2022 includes cash paid on purchase of common shares of G Mining Ventures Corp. Purchase of marketable securities in 2021 includes cash paid on the purchase of shares of Probe Gold Inc.
(3)Cash paid upon acquisition of QMX Gold Corporation in Q2 2021, net of $4.3 million cash acquired.
(4)Cash proceeds received upon the sale of Tocantinzinho, net of $0.3 million cash disposed.
(5)Cash consideration received on sale of mining licences.
(6)Includes interest from the Term facility of $3.0 million in Q4 2023 and $3.5 million in 2023, with the remainder of interest from senior notes.

Working capital for the periods highlighted is as follows:

	As at December 31, 2023	As at December 31, 2022
Current assets, excluding assets held for sale	$902.8	$604.7
Less: Current liabilities, excluding liabilities held for sale	263.3	200.5
Working capital	$639.4	$404.3

Reconciliation of Net Cash Generated from Operating Activities to Cash Flow from Operating Activities before Changes in Working Capital:

Continuing Operations (1)	Q4 2023	Q4 2022	2023	2022	2021
Net cash generated from operating activities (1)	$159.6	$96.2	$382.9	$211.2	$366.7
Less: Changes in non-cash working capital	21.6	11.1	(28.3)	(28.3)	(9.8)
Cash flow from operating activities before changes in working capital	$138.0	$85.2	$411.2	$239.5	$376.5
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

23

Cautionary Note About Forward Looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets” , “continue”, “commitment”, “confident”, “estimates”, “expects”, “forecasts”, “guidance”, “intends”, “outlook”, “plans”, “potential”, “projected”, “prospective”, or “schedule” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.
Forward-looking statements or information contained in this press release include, but are not limited to, statements or information with respect to: the consistency and sustainability of the Company’s operations; the Company’s 2024 annual production and cost guidance, including our priorities with respect to the advancement and development of Skouries and other continuous advancements across other assets; individual mine production; the timing of production; the timing of conversion of resources at Ormaque; the Company’s ability to successfully advance the Skouries project and achieve the project scope contained in the Skouries feasibility study; expectations regarding advancement and development of the Skouries project, including a revised capital estimate for the project, upcoming milestones, and timing of contracts; expected total growth capital investment in Skouries in 2024; expected 2025 gold and copper production at Skouries; the timing of commissioning and commercial production at Skouries, including expected spending and construction activities, underground development, the timeline for first production and first commercial production; expected increases in personnel at the Skouries site; sources of expected funding for the Skouries project; the Company's conference call to be held on February 23, 2024; changes in law and tax rates; sustainability; non-IFRS financial measures and ratios; capital projects at our properties, including anticipated timing and benefits; risk factors affecting our business; our expectations as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: production and cost expectations; the total funding required to complete Skouries; our ability to meet our timing objectives for Skouries; our ability to execute our plans relating to Skouries, including the timing thereof; our ability to obtain and maintain all required approvals and permits; cost estimates in respect of Skouries; no changes in input costs, exchange rates, development and gold; our preliminary gold production and our guidance, benefits of the anticipated progress at Lamaque, improvements at various projects and the optimization of Greek operations; tax expenses (in Turkiye and elsewhere); timing, cost and results of our construction and development activities, improvements, and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals; and the geopolitical, economic, permitting and legal climate that we operate in (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market). In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this press release.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: increases in financing costs or adverse changes to the Term Facility; failure or delays to receive necessary approvals; the proceeds of the Term Facility not being available to the Company or Hellas Gold Single Member S.A.; ability to execute on plans relating to Skouries, including the timing thereof, ability to achieve the social impacts and benefits contemplated; ability to meet production, expenditure and cost guidance; inability to achieve the expected benefits of the completion of the decline at Lamaque; inability to assess income tax expenses in Turkiye; risks relating to our operations in foreign jurisdictions (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market); risks relating to any pandemic, epidemic, endemic or similar public health threats; development risks at Skouries and other development projects; community relations and social license; liquidity and financing risks; climate change; inflation risk; environmental matters; production and processing; waste disposal; geotechnical and hydrogeological conditions or failures; the global economic environment; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek Transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); government regulation; the Sarbanes-Oxley Act (SOX); commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operational technology systems; litigation and contracts; estimation of mineral reserves and mineral resources; different standards used to prepare and report mineral reserves and mineral resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Forward-Looking Information and Risks” and “Risk factors in Our Business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form, MD&A & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

24

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This press release contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this press release. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise. Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR+ and EDGAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.
Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and EVP Technical Services and Operations for the Company, and a "qualified person" under NI 43-101.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this press release for the Quebec projects.

25

Eldorado Gold Corporation
Consolidated Statements of Financial Position
As at December 31, 2023 and December 31, 2022
(In thousands of U.S. dollars)

	Note	December 31, 2023	December 31, 2022

ASSETS
Current assets
Cash and cash equivalents	7	$540,473	$279,735
Term deposits		1,136	35,000
Accounts receivable and other	8	122,778	91,113
Inventories	9	235,890	198,872
Current derivative assets	27	2,502	—
Assets held for sale	6	27,627	27,738
		930,406	632,458
Restricted cash		2,085	2,033
Deferred tax assets		14,748	14,507
Other assets	10	185,209	120,065
Non-current derivative assets	27	7,036	—
Property, plant and equipment	12	3,755,559	3,596,262
Goodwill	13	92,591	92,591
		$4,987,634	$4,457,916
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	15	$254,030	$191,705
Current portion of lease liabilities		5,020	4,777
Current portion of asset retirement obligations	17	4,019	3,980
Current derivative liabilities	27	279	—
Liabilities associated with assets held for sale	6	10,867	10,479
		274,215	210,941
Debt	16	636,059	494,414
Lease liabilities		12,092	12,164
Employee benefit plan obligations		10,261	8,910
Asset retirement obligations	17	125,090	105,893
Non-current derivative liabilities	27	18,843	—
Deferred income tax liabilities		399,109	424,726
		1,475,669	1,257,048
Equity
Share capital	20	3,413,365	3,241,644
Treasury stock		(19,263)	(20,454)
Contributed surplus		2,617,216	2,618,212
Accumulated other comprehensive loss		(4,751)	(42,284)
Deficit		(2,488,420)	(2,593,050)
Total equity attributable to shareholders of the Company		3,518,147	3,204,068
Attributable to non-controlling interests		(6,182)	(3,200)
		3,511,965	3,200,868
		$4,987,634	$4,457,916
Commitments and contractual obligations (Note 24)
Contingencies (Note 25)
Subsequent events (Note 17)
Approved on behalf of the Board of Directors
(signed) John Webster Director             (signed) George Burns Director

Date of approval: February 22, 2024

Please see the Consolidated Financial Statements dated December 31, 2023 for notes to the accounts.

Eldorado Gold Corporation
Consolidated Statements of Operations
For the years ended December 31, 2023 and December 31, 2022
(In thousands of U.S. dollars except share and per share amounts)

	Note	Year ended	Year ended
		December 31, 2023	December 31, 2022
Revenue
Metal sales	29	$1,008,501	$871,984

Cost of sales
Production costs	30	478,947	459,586
Depreciation and amortization		261,087	240,185
		740,034	699,771

Earnings from mine operations		268,467	172,213

Exploration and evaluation expenses		22,422	19,635
Mine standby costs	31	16,106	34,367
General and administrative expenses		39,788	37,015
Employee benefit plan expense		4,228	5,982
Share-based payments expense	21	10,195	10,744
Write-down of assets		9,719	32,499
Foreign exchange gain		(16,000)	(9,708)
Earnings from operations		182,009	41,679

Other income	18	14,195	11,802
Finance costs	18	(32,839)	(41,625)

Earnings from continuing operations before income tax		163,365	11,856
Income tax expense	19	57,575	61,224
Net earnings (loss) from continuing operations		105,790	(49,368)
Net loss from discontinued operations, net of tax	6	(4,407)	(377,485)
Net earnings (loss) for the year		$101,383	$(426,853)

Net earnings (loss) attributable to:
Shareholders of the Company		104,630	(353,824)
Non-controlling interests		(3,247)	(73,029)
Net earnings (loss) for the year		$101,383	$(426,853)

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		106,183	(49,176)
Discontinued operations		(1,553)	(304,648)
		$104,630	$(353,824)

Net loss attributable to non-controlling interest:
Continuing operations		(393)	(192)
Discontinued operations		(2,854)	(72,837)
		$(3,247)	$(73,029)

Weighted average number of shares outstanding (thousands):
Basic	32	194,448	183,446
Diluted	32	195,329	183,446

Net earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share		$0.54	$(1.93)
Diluted earnings (loss) per share		$0.54	$(1.93)

Net earnings (loss) per share attributable to shareholders of the Company - Continuing operations:
Basic earnings (loss) per share		$0.55	$(0.27)
Diluted earnings (loss) per share		$0.54	$(0.27)

Please see the Consolidated Financial Statements dated December 31, 2023 for notes to the accounts.

Eldorado Gold Corporation
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2023 and December 31, 2022
(In thousands of U.S. dollars)

	Year ended	Year ended
	December 31, 2023	December 31, 2022

Net earnings (loss) for the year	$101,383	$(426,853)
Other comprehensive income (loss):
Items that will not be reclassified to earnings or (loss):
Change in fair value of investments in marketable securities	44,437	(19,753)
Income tax expense on change in fair value of investments in marketable securities	(3,449)	—
Actuarial losses on employee benefit plans	(4,476)	(2,163)
Income tax recovery on actuarial losses on employee benefit pension plans	1,021	537
Total other comprehensive income (loss) for the year	37,533	(21,379)
Total comprehensive income (loss) for the year	$138,916	$(448,232)

Attributable to:
Shareholders of the Company	142,163	(375,203)
Non-controlling interests	(3,247)	(73,029)
	$138,916	$(448,232)

Please see the Consolidated Financial Statements dated December 31, 2023 for notes to the accounts.

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2023 and December 31, 2022
(In thousands of U.S. dollars)

	Note	Year ended	Year ended
Cash flows generated from (used in):		December 31, 2023	December 31, 2022

Operating activities
Net earnings (loss) for the year from continuing operations		$105,790	$(49,368)
Adjustments for:
Depreciation and amortization		264,325	242,393
Finance costs	18	32,839	41,625
Interest income		(17,640)	(6,763)
Unrealized foreign exchange gain		(15,167)	(2,413)
Income tax expense	19	57,575	61,224
Loss (gain) on disposal of assets	18	605	(2,959)
Unrealized loss on derivative contracts	18	9,584	—
Realized gain on derivative contracts	18	(431)	—
Write-down of assets		9,719	32,499
Share-based payments expense	21	10,195	10,744
Employee benefit plan expense		4,228	5,982
		461,622	332,964
Property reclamation payments		(3,591)	(3,202)
Employee benefit plan payments		(5,084)	(6,180)
Settlement of derivative contracts	18	431	—
Income taxes paid		(59,839)	(90,871)
Interest received		17,640	6,763
Changes in non-cash operating working capital	22	(28,282)	(28,314)
Net cash generated from operating activities of continuing operations		382,897	211,160
Net cash generated from (used in) operating activities of discontinued operations		414	(164)

Investing activities
Additions to property, plant and equipment		(401,870)	(289,853)
Capitalized interest paid		(10,782)	—
Proceeds from the sale of property, plant and equipment		1,647	4,293
Value added taxes related to mineral property expenditures		(17,906)	(30,134)
Purchase of marketable securities and investment in debt securities		(633)	(20,163)
Decrease (increase) in term deposits		33,864	(35,000)
Net cash used in investing activities of continuing operations		(395,680)	(370,857)
Net cash used in investing activities of discontinued operations		—	(33)

Financing activities
Issuance of common shares, net of issuance costs		168,664	14,101
Contributions from non-controlling interests		265	272
Proceeds from Term Facility - Commercial Loans and RRF Loans	16	166,738	—
Proceeds from Term Facility - VAT Facility	16	14,588	—
Repayments of Term Facility - VAT Facility	16	(11,328)	—
Term Facility loan financing costs	16	(22,084)	—
Term Facility commitment fees		(5,066)	—
Interest paid		(29,490)	(34,862)
Principal portion of lease liabilities		(3,968)	(6,884)
Purchase of treasury stock		(4,442)	(13,969)
Net cash generated from (used in) financing activities of continuing operations		273,877	(41,342)

Net increase (decrease) in cash and cash equivalents		261,508	(201,236)
Cash and cash equivalents - beginning of year		279,735	481,327
Cash in disposal group held for sale	6	(770)	(356)
Cash and cash equivalents - end of year		$540,473	$279,735

Please see the Consolidated Financial Statements dated December 31, 2023 for notes to the accounts.

Eldorado Gold Corporation
Consolidated Statements of Changes in Equity
For the years ended December 31, 2023 and December 31, 2022
(In thousands of U.S. dollars)

	Note	Year ended	Year ended
		December 31, 2023	December 31, 2022
Share capital
Balance beginning of year		$3,241,644	$3,225,326
Shares issued upon exercise of share options		7,390	4,438
Shares issued upon exercise of performance share units		—	2,256
Transfer of contributed surplus on exercise of options		3,112	1,787
Shares issued in private placements, net of share issuance costs		59,873	—
Shares issued to the public, net of share issuance costs		101,346	7,837
Balance end of year	20	$3,413,365	$3,241,644

Treasury stock
Balance beginning of year		$(20,454)	$(10,289)
Purchase of treasury stock		(4,442)	(13,969)
Shares redeemed upon exercise of restricted share units		5,633	3,804
Balance end of year		$(19,263)	$(20,454)

Contributed surplus
Balance beginning of year		$2,618,212	$2,615,459
Share-based payment arrangements		7,749	10,600
Shares redeemed upon exercise of restricted share units		(5,633)	(3,804)
Shares redeemed upon exercise of performance share units		—	(2,256)
Transfer to share capital on exercise of options		(3,112)	(1,787)
Balance end of year		$2,617,216	$2,618,212

Accumulated other comprehensive loss
Balance beginning of year		$(42,284)	$(20,905)
Other comprehensive earnings (loss) for the year attributable to shareholders of the Company		37,533	(21,379)
Balance end of year		$(4,751)	$(42,284)

Deficit
Balance beginning of year		$(2,593,050)	$(2,239,226)
Net earnings (loss) attributable to shareholders of the Company		104,630	(353,824)
Balance end of year		$(2,488,420)	$(2,593,050)
Total equity attributable to shareholders of the Company		$3,518,147	$3,204,068

Non-controlling interests
Balance beginning of year		$(3,200)	$69,557
Loss attributable to non-controlling interests		(3,247)	(73,029)
Contributions from non-controlling interests		265	272
Balance end of year		$(6,182)	$(3,200)
Total equity		$3,511,965	$3,200,868

Please see the Consolidated Financial Statements dated December 31, 2023 for notes to the accounts.